



05044157

SECU[illegible] COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48776

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/04 (MM/DD/YY) AND ENDING 09/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
ALTON SECURITIES GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2410 STATE STREET
(No. and Street)

ALTON	IL	62002
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SCHEFFEL & COMPANY, P.C.
(Name – *if individual, state last, first, middle name*)

322 STATE STREET	ALTON	IL	62002
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 25 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DENNIS ROSE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ALTON SECURITIES GROUP, INC., as of SEPTEMBER 30, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



OFFICIAL SEAL
SUSAN E EPPEL
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES: 04/16/06

Signature

TREASURER
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALTON SECURITIES GROUP, INC.

REPORTS AND FINANCIAL STATEMENTS

FOR THE YEAR ENDED

SEPTEMBER 30, 2005

ALTON SECURITIES GROUP, INC.
TABLE OF CONTENTS
SEPTEMBER 30, 2005

Richard C. Scheffel, C.P.A.
Dennis E. Ulrich, C.P.A.
Ronald C. Schneider, C.P.A.
Michael E. Fitzgerald, C.P.A.
Kimberly S. Loy, C.P.A.
Steven P. Langendorf, C.P.A.
Steven C. Pembrook, C.P.A.

Scheffel & Company, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

☒ 322 State Street
Alton, IL 62002
618-465-4288 Fax 462-3818

☐ 143 N. Kansas
P.O. Box 633
Edwardsville, IL 62025
618-656-1206 Fax 656-3536

☐ #2 Woodcrest
Professional Park
Highland, IL 62249
618-654-9895 Fax 654-9898

☐ 106 County Road
Jerseyville, IL 62052
618-498-6841 Fax 498-6842

☐ Rural Rt. 3, Box 129BA
U.S. Highway 67 North
Carrollton, IL 62016
217-942-3821 Fax 942-6614

November 9, 2005

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Alton Securities Group, Inc.
Alton, IL

We have audited the accompanying statement of financial condition of Alton Securities Group, Inc. as of September 30, 2005, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alton Securities Group, Inc. at September 30, 2005, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Scheffel & Company, P.C.

Scheffel & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Richard C. Scheffel, C.P.A.
Dennis E. Ulrich, C.P.A.
Ronald C. Schneider, C.P.A.
Michael E. Fitzgerald, C.P.A.
Kimberly S. Loy, C.P.A.
Steven P. Langendorf, C.P.A.
Steven C. Pembrook, C.P.A.

■ 322 State Street
Alton, IL 62002
618-465-4288 Fax 462-3818

□ 143 N. Kansas
P.O. Box 633
Edwardsville, IL 62025
618-656-1206 Fax 656-3536

□ #2 Woodcrest
Professional Park
Highland, IL 62249
618-654-9895 Fax 654-9898

□ 106 County Road
Jerseyville, IL 62052
618-498-6841 Fax 498-6842

□ Rural Rt. 3, Box 129BA
U.S. Highway 67 North
Carrollton, IL 62016
217-942-3821 Fax 942-6614

November 9, 2005

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5
FOR A BROKER-DEALER CLAIMING AN EXEMPTION
FROM SEC RULE 15c3-3

Board of Directors
Alton Securities Group, Inc.
Alton, IL

In planning and performing our audit of the financial statements and supplemental schedule of Alton Securities Group, Inc. for the year ended September 30, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2005, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and it is not intended to be and should not be used by anyone other than these specified parties.

Scheffel & Company, P.C.

ALTON SECURITIES GROUP, INC.
Statement of Financial Condition
September 30, 2005

ASSETS

Cash and cash equivalents	$ 49,477
Deposit with clearing broker	50,000
Receivable from clearing broker	65,641
Receivable from Alton Capital Management, Inc.	114
Note receivable from stockholder	6,088
Prepaid insurance	1,984
Prepaid state income tax	1,514
Prepaid federal income tax	2,700
	177,518
Furniture, and equipment, at cost, less accumulated depreciation of $49,370	3,413
Deferred tax asset – federal	1,075
Deferred tax asset – state	1,225
Rent deposit	500
Broker Dealer Compliance deposit	1,725
	4,525
Total assets	$185,456

The accompanying notes are an integral part of these financial statements.

ALTON SECURITIES GROUP, INC.
Statement of Financial Condition
September 30, 2005

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable	$ 40,639
Accrued payroll	22,867
Accrued settlement	7,500
Accrued real estate taxes	9,100
Payroll taxes payable	1,122
Deferred tax liability – federal	150
Deferred tax liability – state	50
	81,428
Subordinated borrowings:	
Notes payable to stockholders	29,800
Stockholders' equity:	
Common stock, class A, $100 par value, authorized 2,250 shares, issued and outstanding 1,052 shares	105,200
Common stock, class B, $100 par value, authorized 15,000 shares, issued 301 shares, outstanding 0 shares	30,100
Treasury stock, class B, $100 par value, 301 shares, at cost	(30,100)
Additional paid-in capital	19,241
Retained earnings (deficit)	(50,213)
Total stockholders' equity	74,228
Total liabilities and stockholders' equity	$185,456

The accompanying notes are an integral part of these financial statements.

ALTON SECURITIES GROUP, INC.
Statement of Income
For the Year Ended September 30, 2005

Revenues:	
Commissions and fees	$1,401,350
Interest income	114,373
Total revenues	1,515,723
Expenses:	
Employee compensation and benefits	192,576
Client settlement	7,500
Commissions	186,273
Contractual commissions	563,272
Communications/Informational systems	329,143
Continuing education	2,408
Contributions	530
Occupancy and equipment rental	45,241
Interest	1,779
Taxes, other than income taxes	40,422
Advertising	7,244
Depreciation	7,384
Insurance	26,936
License and fees	4,568
Professional fees	27,051
Travel and entertainment	28,027
Telephone	9,284
Repairs and maintenance	9,023
Supplies	7,096
Subscriptions	31,236
Utilities	12,773
Other operating expenses	4,332
Total expenses	1,544,098
Income (loss) before income taxes	(28,375)
Provision for income taxes, including net deferred taxes of $(2,200)	(2,205)
Net income (loss)	$ (26,170)
Earnings (loss) per share of common stock	$ (24.88)

The accompanying notes are an integral part of these financial statements.

ALTON SECURITIES GROUP, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended September 30, 2005

	Common Stock				Treasury Stock		Additional	Retained	Total
	Class A		Class B		Class B		Paid-in	Earnings	Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	(Deficit)	Equity
Balances at October 1, 2004	1,052	$105,200	301	$30,100	301	$(30,100)	$19,241	$(24,043)	$100,398
Net income (loss)	—	—	—	—	—	—	—	(26,170)	(26,170)
Balances at September 30, 2005	1,052	$105,200	301	$30,100	301	$(30,100)	$19,241	$(50,213)	$ 74,228

The accompanying notes are an integral part of these financial statements.

ALTON SECURITIES GROUP, INC.
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended September 30, 2005

Subordinated borrowings at October 1, 2004	$29,800
Increases:	
Issuance of subordinated notes	0
Decreases:	
Payment of subordinated notes	0
Subordinated borrowings at September 30, 2005	$29,800

The accompanying notes are an integral part of these financial statements.

ALTON SECURITIES GROUP, INC.
Statement of Cash Flows
For the Year Ended September 30, 2005

Cash Flows from Operating Activities:	
Net income (loss)	$ (26,170)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:	
Depreciation	7,384
Net deferred taxes	(2,200)
(Increase) decrease in operating assets:	
Receivable from clearing broker	8,540
Receivable from Alton Capital Management, Inc.	5,342
Prepaid insurance	2,826
Prepaid membership fee	776
Prepaid income taxes	(2,049)
Broker Dealer Compliance deposit	(1,725)
Increase (decrease) in operating liabilities:	
Accounts payable	(1,081)
Accrued payroll	(8,896)
Accrued pension	(5,251)
Payroll taxes payable	(979)
Accrued real estate taxes	550
Accrued interest	(1,788)
Income taxes payable	(2,235)
Accrued settlement	7,500
Net cash provided (used) by operating activities	(19,456)
Cash Flows from Financing Activities:	
Interest on note receivable from stockholder	604
Principal payment on note receivable from stockholder	4,920
Net cash provided (used) by financing activities	5,524
Net increase in cash, cash equivalents, and deposits with clearing broker	(13,932)
Cash, cash equivalents, and deposits with clearing broker:	
Beginning of year	113,409
End of year	$ 99,477
Supplemental disclosures:	
Cash paid during the year for income taxes	$ 6,035
Interest paid	$ 3,576

The accompanying notes are an integral part of these financial statements.

ALTON SECURITIES GROUP, INC.
Notes to Financial Statements
For the Year Ended September 30, 2005

1. Organization and Nature of Business

Alton Securities Group, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company is an Illinois corporation with headquarters in Alton, Illinois and operating throughout the United States. The broker-dealer's primary source of revenue is commissions from providing brokerage services to customers who are small businesses and individuals.

2. Significant Accounting Policies

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer.

Securities Transactions and Commissions

Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Income Taxes

The amount of current and deferred tax assets and payables or refundable taxes is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax assets or liabilities between years.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of three to ten years for equipment.

	Years	Cost	Accumulated Depreciation
Furniture and equipment	3-10	$ 48,267	$45,435
Signage	5	4,516	3,935
		52,783	$49,370
Less: accumulated depreciation		(49,370)	
Net property and equipment		$ 3,413	

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Concentrations of Cash

The Company at times during the year had cash deposits which exceeded $100,000 in multiple accounts in two banks. The Federal Deposit Insurance Corporation (FDIC) insures only the first $100,000 of funds at member banks.

3. Cash and Securities Segregated Under Federal and Other Regulations

No cash has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission. The Company does not hold any customer funds, accordingly, no reserve account is required.

4. Payable to Clearing Broker

No amounts are due to the clearing broker.

5. Subordinated Borrowings

The borrowings under subordination agreements originally dated September 30, 1996, and extended on July 8, 2004, are listed below.

Subordinated notes, 6 percent, due July 15, 2011	$29,800

The subordinated borrowings are covered by agreements approved by the National Association of Securities Dealers, Inc. and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

6. Note Receivable

The company has a demand note receivable from a stockholder in the amount of $6,088. Interest on the note is at six (6) percent.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At September 30, 2005, the Company had net capital of $82,690, which was $32,690 in excess of its required net capital of $50,000. The Company's net capital ratio was .98 to 1.

8. Income Taxes

The income tax provision consists of the following:

	Current	Deferred	Total
Federal		$(1,525)	$(1,525)
State	$(5)	(675)	(680)
	$(5)	$(2,200)	$(2,205)

Deferred income tax assets and liabilities are principally applicable to differences in tax and book depreciation and net operating loss carry forwards. Net deferred income tax asset is $2,100 as of September 30, 2005.

	Deferred Tax Asset	Deferred Tax Liability	Net Deferred Tax Liability (Assets)
Federal	$1,075	$150	$ (925)
States	1,225	50	(1,175)
	$2,300	$200	$(2,100)

9. Earnings Per Share

Earnings per share of common stock was computed by dividing net income by the weighted average number of common shares outstanding for the year (1,052 shares).

10. SIPC Annual Assessment

Regional Operations Group, Inc., the clearing broker for Alton Securities Group, Inc., assesses and remits to the Securities and Investor Protection Corporation all required assessments.

11. Pension Plan

The company adopted a SIMPLE - IRA plan effective September 1, 1997. The plan calls for the company to make matching contributions towards employee contributions. The contribution matches dollar for dollar up to three (3) percent of compensation. The company has no future liability beyond the match. Pension expense for the year amounted to $6,897.

12. Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

13. Lease Commitments

The company leases office space under a 1 year lease agreement. The lease agreement calls for lease payments of $3,500 per month and the associated cost of real estate taxes and insurance. Lease payments totaled $42,000 for the year. The office space is leased from a related company which is owned by the same stockholders as Alton Securities Group, Inc.

The company leases postage equipment under a 57 month agreement expiring November, 2008. The company pays quarterly rental payments of $393. Payments under this lease totaled $1,239 for the year.

The Company leases copier equipment under a 60 month agreement expiring June, 2009. The company pays monthly rental payments of $168. Payments under this lease totaled $2,002 for the year.

At year end, the future minimum lease payments under the terms of the various leases are as follows:

Year Ending September 30,	Amount
2006	$ 45,587
2007	45,587
2008	45,587
2009	43,540
2010	42,000
	$222,301

14. **Related Party Transactions**

The Company has a related company (Alton Capital Management, Inc.) which is owned by the same owners as the Company. Alton Capital Management, Inc. derives its revenues from investment advisory services. The Company receives administration fees from Alton Capital Management, Inc. During the year, the Company received $38,068 in administration fees.

15. **Contingent Liabilities Litigation/Arbitration**

The Company is a party to an arbitration case administered by NASD. Legal council, in consideration of management's intent to vigorously defend the Company, has advised the Company of the estimated potential exposure of this case. It is the belief of the Company that the financial impact this case will have on the Company will be $7,500.

16. **New Reporting Standard**

The Financial Accounting Standards Board has issued Interpretation No. 46 "Consolidation of Variable Interest Entities." This Interpretation establishes new financial reporting requirements related to the consolidation of variable interest entities. This new reporting standard will be required to be implemented for the September 30, 2006 financial statements.

Schedule I

ALTON SECURITIES GROUP, INC.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of September 30, 2005

NET CAPITAL	
Total stockholders' equity	$ 74,228
Total stockholders' equity qualified for net capital	
Add:	
Subordinated borrowings allowable in computation of net capital	29,800
Total capital and allowable subordinated borrowings	104,028
Deductions and/or charges:	
Non-allowable assets:	
Accounts receivable from non-customers	6,202
Furniture and equipment (net)	3,413
Other assets	11,723
Total	21,338
Total net capital	$ 82,690
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition	
Accrued payroll	$ 22,867
Accounts payable	40,639
Other accrued expenses	17,722
Total aggregate indebtedness	$ 81,228
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	$ 50,000
Excess net capital at 1500%	$ 78,629
Excess net capital at 1000%	$ 74,567
Ratio: Aggregate indebtedness to net capital	.98 to 1

There is no material difference from the company's computation and Part II of Form X-17A-5(a) on September 30, 2005.